GUARANTEED MINIMUM INCOME BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby supplements the section of the Contract entitled "Annuity Provisions".

GUARANTEED MINIMUM INCOME BENEFIT (GMIB): The GMIB provides for guaranteed minimum Annuity Payments during the Annuity Phase. The GMIB will apply only under the following circumstances:

1. The Income Date must be within 30 days following a Contract Anniversary beginning with the 5th Contract Anniversary;

2. Annuity Payments can only be made under a fixed Annuity Payment (regardless of the Annuity Option you select); and

3. You must elect a lifetime income Annuity Option (Options 1-5) as specified in the Contract.

Calculation of the GMIB:

The GMIB guarantees  that your Annuity  Payments will be equal to the greater of
1. or 2., where:

          1. Fixed Annuity Payment rates declared by us effective for the election date applied to the Contract Value (adjusted for any MVA and any applicable Premium Tax) at that time; or

          2.   Guaranteed fixed Annuity Payment rates applied to the GMIB Value.

Before the Contract Owner's 81st birthday and before the date of death, the GMIB Value is equal to the greater of 1. or 2. below, where:

          1.   Purchase   Payments   made,   less  any  GMIB  Adjusted   Partial
               Withdrawals, or

          2. The Maximum Anniversary Value. The Maximum Anniversary Value is the highest anniversary value on all previous Contract
               Anniversaries until the Contract Owner's 81st birthday. The anniversary value is the Contract Value on a Contract Anniversary, increased by Purchase Payments you have made since that anniversary and decreased by any GMIB Adjusted Partial Withdrawals since that anniversary.

After the Contract Owner's 81st birthday and before the date of death, the GMIB Value is the GMIB Value as of the last Contract Anniversary prior to the Contract Owner's 81st birthday, increased by the Purchase Payments made since that anniversary and decreased by any GMIB Adjusted Partial Withdrawals since that anniversary.

GMIB Adjusted Partial Withdrawals:

A GMIB Adjusted Partial Withdrawal is equal to a. plus b., where:

          a. is the dollar amount of the partial withdrawal (prior to any MVA), that together with any previous partial withdrawals (prior to any MVA) during the Contract Year, that do not exceed [12%] of the cumulative Purchase Payments; and

          b. is the dollar amount of the partial withdrawal, including any applicable MVA made and withdrawal charge assessed, in excess of a., multiplied by the greater of 1 or the ratio of i. to ii., where:

               i. the GMIB Value (on the date of but prior to the withdrawal);

               ii. the Contract Value (on the date of but prior to the withdrawal), adjusted for any MVA.

If Joint Owners are named, the Age of the older Contract Owner will be used to determine the GMIB Value. If a non-individual owns the Contract, then Contract Owner shall mean Annuitant.

Conditions for Termination of the GMIB:
This benefit will terminate on the Income Date or when the Contract terminates.

Benefit Charge:
There is no additional charge for this benefit.

                  Signed for Allianz Life Insurance Company of North America by:


           [Signature]                                     [Signature]
         Suzanne J. Pepin                              Charles Kavitsky
 Senior Vice President, Secretary          President and Chief Marketing Officer
    and Chief Legal Officer

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